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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 0)*

                             GREENBRIAR CORPORATION
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)


                                  393648-10-0
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                                 (CUSIP Number)


       VICTOR L. LUND, 816 N.E. 87TH AVENUE, VANCOUVER, WASHINGTON 98666
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               SEPTEMBER 16, 1996
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            (Date of Event which Requires Filing of this Settlement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. /_/

Check the following box if a fee is being paid with the statement. /X/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

- -----------------------                                  ---------------------
CUSIP NO. 393648-10-0                                      PAGE 2 OF 4 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Victor L. Lund (SS####-##-####)
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4

      PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5                                                                   [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      U.S.A.
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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,214,961

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,214,961
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,214,961

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,214,961
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,214,961
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      23.5%
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      TYPE OF REPORTING PERSON*
14

      IN
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ITEM 1. SECURITY AND ISSUER.

  This statement relates to common stock, par value $0.01 per share of Greenbriar Corporation, a Nevada corporation (the "Issuer"), with principal executive offices at 4265 Kellway Circle, Addison, Texas 75244.

ITEM 2. IDENTITY AND BACKGROUND.

  This statement is filed with respect to the ownership of 1,214,961 unregistered shares of the Issuer's common stock, all of which are held of record by the undersigned.

  (a) Name:                Victor L. Lund

  (b) Business Address:    816 N.E. 87th Avenue
                           Vancouver, WA 98666

  (c) Principal Business:  Development of assisted living projects

  (d) Registrant has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors):

  (e) Registrant has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS, OR OTHER CONSIDERATION.

  Registrant acquired 1,457,953 shares of the Issuer's Series E Preferred Stock in April 1996 in connection with the sale to the Issuer of Wedgwood Retirement Inns, Inc., of which Registrant was majority owner. Pursuant to action by the stockholders of the Issuer on September 16, 1996, such shares of Series E Preferred Stock became convertible at the option of the holder into 1,214,961 shares of the Common Stock of the Issuer. On September 16, 1996, Registrant notified the Issuer that he was converting his shares into Common Stock, subject to their listing on the American Stock Exchange.

ITEM 4. PURPOSE OF TRANSACTION.

  Registrant has acquired the shares of the Issuer for personal investment and seeks to hold such securities for a sufficient period of time in order to realize a significant enhancement in their value. Registrant has been elected to the Board of Directors of the Issuer but will not be in a position to control the management of the Issuer. Registrant has no present plan or proposal which would relate to or result in: (a) the acquisition of additional securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer;
(c) a sale or transfer of a material amount
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of assets of the Issuer or its subsidiaries; (d) any change in the Board of
Directors of the Issuer; (e) any material change in the Issuer's capitalization or dividend policy; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's Articles of Incorporation or Bylaws which may impede the acquisition of control of the Issuer; (h) cause any securities of the Issuer to be delisted from the American Stock Exchange; or (i) any class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

  (a) Victor L. Lund                1,214,961 common shares   (23.5%)

  (b) Victor L. Lund

  (c) 1,457,903 shares of Series E Preferred Stock acquired from Issuer in April 1996. All shares of Series E Preferred Stock were converted into common stock on September 16, 1996.

  (d) Not applicable.

  (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  The Company agreed to register the shares of Common Stock into which the Series E Preferred Stock held by Victor L. Lund is convertible under limited circumstances, as follows: (i) commencing two years after the closing of the Wedgwood Acquisition and upon conversion, the Company agreed to give the holders of such shares the right to demand registration of all or a portion of the Common Stock provided at least a majority of the shares join in such demand; and
(ii) the Company agreed to give the holders of the Common Stock "piggy-back" registration rights to include all or a portion of the shares in any other registration statement filed by the Company under the Securities Act (other than on Form S-8 or Form S-4), subject to certain rights of the Company not to include all or a portion of such shares under certain circumstances. The Company agreed to pay all expenses of the demand or piggy-back registration, other than underwriting fees, discounts or commissions.

  Mr. Lund has pledged all shares of stock received in the Wedgwood Acquisition to the Issuer as collateral for the representations and warranties made to the Issuer.

  In connection with the Wedgwood Acquisition, the Company entered into a Construction Management Agreement with Victor L. Lund pursuant to which Mr. Lund agreed to serve, for three years following closing of the Wedgwood Acquisition, as a construction manager to oversee construction for the Company of up to 20 assisted living facilities, including those that provide Alzheimer's care, during the term of the agreement. Mr. Lund will receive monthly fees based
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on the percentage of completion of each facility with a total fee of $150,000 for each facility successfully completed, less any distributions paid to Mr. Lund from any partnership or limited liability company in which Mr. Lund and the Company both own equity interests. Mr. Lund owns a 51% equity interest and the Company owns a 49% equity interest in two limited partnerships. The company has an option to buy Mr. Lund's interests in these partnerships for $10,000.

  Also in connection with the Wedgwood Acquisition, the Company advanced $500,000 to Victor L. Lund to be used for operating Wedgwood and the Predecessor Entities through the closing date. Pursuant to the terms of such loan, the principal and interest were forgiven as of the closing of the Wedgwood Acquisition.

  Victor L. Lund and another Wedgwood officer have made loans to Wedgwood of $880,158 during the past several years to partially fund construction and acquisition of facilities, and for working captial. The unpaid balances of such loans at September 1, 1996 aggregated $352,915 to Mr. Lund and $289,582 to Mr. Hall. The notes bear interest at rates ranging from 9.25% to 10.50% and are due on demand. In addition, Mr. Lund has guaranteed repayment of approximately $43,200,000 of Wedgwood indebtedness and leases for Wedgwood's facilities, and the Company has agreed to indemnify Mr. Lund against any liability under his guarantees.

  Until August 1996 Victor L. Lund subleased to the Company the regional offices located at 816 NE 87th Avenue, in Vancouver, Washington. The lease covers approximately 6,000 square feet of office space for $6,194 per month. This lease expires during December 1996, and in August 1996 Mr. Lund assigned the lease to the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

  None.

SIGNATURE

  After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.



September 20, 1996               /s/ Victor L. Lund
                                ------------------------------
                                Victor L. Lund